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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                  June 19, 2002


                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F  X  Form 40-F
                                      ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X
                                      ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.
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         Infineon Technologies AG's principal U.S. subsidiary, Infineon
Technologies North America Corp., has received a subpoena from a grand jury sitting in the U.S. District Court for the Northern District of California in connection with an investigation of possible violations of U.S. federal antitrust laws involving pricing in the dynamic random access memory (DRAM) industry. The company has been requested to provide information to the grand jury to assist with its investigation. Infineon intends to cooperate with any requests by officials involved in the investigation.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            INFINEON TECHNOLOGIES AG



Date:  June 19, 2002                        By:  /s/ Ulrich Schumacher
                                               ------------------------
                                                     Dr. Ulrich Schumacher
                                                     Chairman, President and
                                                     Chief Executive Officer


                                            By:  /s/ Peter J. Fischl
                                               ------------------------
                                                     Peter J. Fischl
                                                     Chief Financial Officer